UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

CONVERTED ORGANICS INC. (Name of Issuer)
Common Stock (Title of Class of Securities)
21254S107 (CUSIP Number)
[OBJECT OMITTED] 05/31/2011 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21254S107
1.	Names of Reporting Persons: OppenheimerFunds, Inc. IRS No. 13-2527171
2.	Check the Appropriate Box if a Member of a Group (See Instructions): Joint filing
3.	SEC Use Only
4.	Citizenship or Place of Organization: Colorado
Number of Shares Beneficially Owned by Each Reporting Person With:
5.	Sole Voting Power: 0
6.	Shared Voting Power: 32,228,360*
7.	Sole Dispositive Power: 0
8.	Shared Dispositive Power: 32,228,360*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,228,360* (beneficial ownership disclaimed pursuant to Rule 13d-4 of the Exchange Act of 1934)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 22.61%*
12.	Type of Reporting Person (See Instructions): IA

*Position reflects the conversion of debentures to, and/or exercise of warrants for, shares of common stock.

CUSIP No.21254S107
1.	Names of Reporting Persons: IRS Identification No: 13-3749897 Oppenheimer New Jersey Municipal Fund
2.	Check the Appropriate Box if a Member of a Group (See Instructions): Joint filing
3.	SEC Use Only
4.	Citizenship or Place of Organization: Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:
5.	Sole Voting Power: 9,208,103*
6.	Shared Voting Power: 0
7.	Sole Dispositive Power: 0
8.	Shared Dispositive Power: 9,208,103*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,208,103*.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 7.70*
12.	Type of Reporting Person (See Instructions): IV

*Position reflects the conversion of debentures to, and/or exercise of warrants for, shares of common stock.

CUSIP No.21254S107
1.	Names of Reporting Persons IRS Identification No: 13-3725974 Oppenheimer Rochester National Municipals
2.	Check the Appropriate Box if a Member of a Group (See Instructions): Joint filing
3.	SEC Use Only
4.	Citizenship or Place of Organization: Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:
5.	Sole Voting Power: 23,020,258*
6.	Shared Voting Power: 0
7.	Sole Dispositive Power: 0
8.	Shared Dispositive Power: 23,020,258*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,020,258*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 17.26*
12.	Type of Reporting Person (See Instructions): IV

*Position reflects the conversion of debentures to, and/or exercise of warrants for, shares of common stock.

Item:
1(a)	Name of Issuer: CONVERTED ORGANICS INC.
1(b)	Address of Issuer's Principal Executive Offices: 137A Lewis Wharf Boston, MA 02110
2(a)	Name of Person Filing: (i) OppenheimerFunds, Inc. (ii) Oppenheimer New Jersey Municipal Fund (iii) Oppenheimer Rochester National Municipals
2(b)

Address of Principal Business Office or, if none, Residence:

(i)     Two World Financial Center

225 Liberty Street

New York, NY 10281

(ii)     6803 South Tucson Way

Centennial, CO 80112-3924

(iii)     6803 South Tucson Way

Centennial, CO 80112-3924

2(c)	Citizenship: (i) Colorado (ii) Massachusetts (iii) Massachusetts
2(d)	Title of Class of Securities: Common Stock
2(e)	CUSIP Number: 21254S107
3

If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(i)X An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(ii)X Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(iii)X Investment company registered under section 8 of the Investment Company act of 1940 (15U.S.C.80a-8).

4(a)	Amount beneficially owned: (i) 32,228,360 (beneficial ownership disclaimed pursuant to Rule 13d-4 of the Exchange Act of 1934) (ii) 9,208,103 (iii) 23,020,258
4(b)	Percent of class: (i) 22.61 (includes amount(s) reported in 4(b)(ii) and 4(b)(iii) below) (ii) 7.70 (iii) 17.26
4(c) (i) (ii) (iii) (iv)

Number of shares as to which the person has:
Sole power to vote or to direct the vote:

(a)     0

(b)     0

(c)     0

Shared power to vote or to direct the vote:

(a)     32,228,360

(b)     9,208,103

(c)     23,020,258

Sole power to dispose or to direct the disposition of:

(a)     0

(b)     0

(c)     0

Shared power to dispose or to direct the disposition of:

(a)     32,228,360

(b)     9,208,103

(c)     23,020,258

5.	Ownership of Five Percent or Less of a Class: [ ]
6.	Ownership of More than Five Percent on Behalf of Another Person.: See Exhibit A hereto.
7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A
8.	Identification and Classification of Members of the Group: N/A
9.	Notice of Dissolution of Group: N/A
10.

Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

06/06/2011

Date

/s/ Mark S. Vandehey

Signature

Mark S. Vandehey, Sr. Vice President

and Chief Compliance Officer

Name/Title

EXHIBIT A

The respective Boards of Directors of Trustees of the registered investment company managed by OppenheimerFunds, Inc. (“OFI”) that own shares of the issuer can direct the disposition of dividends received by such funds and can dispose of such securities. Additionally, OFI shares that power to dispose of such securities with the Board of Directors or Trustees of such funds; however, the Board of Directors or Trustees of such fund has delegated this responsibility to OFI as the Fund’s investment advisor under the respective investment advisory agreements. OFI has an interest relating to five percent (5%) or more of such securities as disclosed on Page 2 hereof, by virtue of the interest of five percent (5%) or more of such securities by Oppenheimer new Jersey Municipal Fund and Oppenheimer Rochester National Municipals as disclosed on page 3 and 4 hereof. OFI disclaims ownership of such securities, except as expressly stated herein.

EXHIBIT B

The undersigned investment company hereby acknowledge and agree that a report on Schedule 13G filed by OppenheimerFunds, Inc. onn or about the date hereof, relating to the common stock of CONVERTED ORGANICS INC. is filed on behalf of the undersigned.

06/06/2011

Date

Oppenheimer New Jersey Municipal Fund

Oppenheimer Rochester National Municipals

/s/ Mark S. Vandehey

Signature

Mark S. Vandehey, Sr. Vice President

and Chief Compliance Officer

Name/Title